UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_________________

Amendment No. 1 to
SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Meridian Bioscience, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

589584 10 1
(CUSIP Number)

William J. Motto Meridian Bioscience, Inc. 3471 River Hills Drive Cincinnati, Ohio 45244-3091 (513) 271-3700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 21, 2005
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) 13d-1(f) or 13d-1(g), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

-----------------------                                        -----------------
CUSIP NO.  589584 10 1             Schedule 13D                Page 2 of 7 Pages
-----------------------                                        -----------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         William J. Motto
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)                                                             [ ]
         (b)                                                             [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS

         OO
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO TIME 2(d) OR  2(e)                                        [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States, State of Ohio
-------- -----------------------------------------------------------------------
                            7     SOLE VOTING POWER

                                   3,442,906
                         -------- ----------------------------------------------
   NUMBER OF SHARES         8     SHARED VOTING POWER
     BENEFICIALLY
                                       -0-
                         -------- ----------------------------------------------
     OWNED BY EACH          9     SOLE DISPOSITIVE POWER
 REPORTING PERSON WITH
                                  3,442,906
                         -------- ----------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                       -0-
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,442,906
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [ ]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13.2%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         IN
-------- -----------------------------------------------------------------------

----------------------                                         -----------------
CUSIP NO.  589584 10 1            Schedule 13D                 Page 3 of 7 Pages
----------------------                                         -----------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Motto Management, LLC
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)                                                            [ ]
         (b)                                                            [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS

         OO
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO TIME 2(d) OR 2(e)                                             [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States, State of Ohio
-------- -----------------------------------------------------------------------
                            7     SOLE VOTING POWER

                                      -0-
                         -------- ----------------------------------------------
   NUMBER OF SHARES         8     SHARED VOTING POWER
     BENEFICIALLY
                                      -0-
                         -------- ----------------------------------------------
     OWNED BY EACH          9     SOLE DISPOSITIVE POWER
 REPORTING PERSON WITH
                                      -0-
                         -------- ----------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                      -0-
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,368,156
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                [ ]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.1%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         OO
-------- -----------------------------------------------------------------------

----------------------                                         -----------------
CUSIP NO.  589584 10 1            Schedule 13D                 Page 4 of 7 Pages
----------------------                                         -----------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Motto Vivo Family Limited Partnership
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)                                                              [ ]
         (b)                                                              [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS

         OO
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO TIME 2(d) OR  2(e)                                           [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States, State of Ohio
-------- -----------------------------------------------------------------------
                            7     SOLE VOTING POWER

                                      -0-
                         -------- ----------------------------------------------
   NUMBER OF SHARES         8     SHARED VOTING POWER
     BENEFICIALLY
                                      -0-
                         -------- ----------------------------------------------
     OWNED BY EACH          9     SOLE DISPOSITIVE POWER
 REPORTING PERSON WITH
                                      -0-
                         -------- ----------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                      -0-
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,368,156
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                [ ]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.1%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         PN
-------- -----------------------------------------------------------------------

      Except as specifically amended hereby, the provisions of Mr. Motto's Schedule 13D as previously filed, as well his filings on Schedule 13G and amendments thereto, remain in full force and effect.

Item 3. Source and Amount of Funds or Other Consideration.

        Shares of Meridian Common stock underwent a 3-for-2 stock split, effective September 2, 2005. Accordingly, all references to shares shall use post-split figures, regardless of whether a transaction occurred prior to such split, in order to simplify comprehension of the disclosures herein.

        The transaction prompting this amendment to Schedule 13D involves the disposition of a portion of the reporting parties’ shares of Meridian Common Stock, as described in Item 4 below.

Item 4. Purpose of Transaction.

        Mr. Motto has beneficial ownership of all of the shares directly held by him, as well as shares held by the William Motto Revocable Trust (the “Revocable Trust”), two irrevocable trusts, including the William J. Motto Irrevocable Trust (the “Irrevocable Trust”) (collectively, the Revocable Trust and the two irrevocable trusts are referred to herein as the “Trusts”), Motto Management, LLC ("Motto Mgt.") and the Motto Vivo Family Limited Partnership ("Vivo FLP"). Mr. Motto is a manager of Motto Mgt., and is therefore deemed to beneficially own all of its shares. Motto Mgt. is the sole general partner of the Vivo FLP. Thus, as manager of the Vivo FLP’s general partner, Mr. Motto beneficially owns all of the shares held by the Vivo FLP. Mr. Motto controls certain aspects of the Trusts such that he beneficially owns all of the shares held by the Trusts.

        The share sale prompting this amendment to Schedule 13D was a recent public secondary offering of shares of Meridian Common Stock in which Mr. Motto participated as a selling shareholder. Prior to such offering, on September 14, 2005, the Vivo FLP transferred 1,800,000 shares of Common Stock to the Irrevocable Trust without consideration.

        On September 21, 2005, Mr. Motto sold 1,500,000 shares of Common Stock held by the Irrevocable Trust in a public secondary offering (the “Offering”) conducted pursuant to an Underwriting Agreement dated September 16, 2005, a copy of which is attached to Meridian’s Form 8-K filed on September 16, 2005. Pursuant to the Offering, Meridian sold 1,800,000 shares and Mr. Motto sold 1,500,000 shares at a price to the public of $17.50 per share. All shares sold in the Offering were registered under Registration Statement No. 333-109139. Mr. Motto intends to sell additional shares of Meridian Common Stock whether directly owned or owned by the Trusts, following the expiration of the 120-day lock-up period to which Mr. Motto is subject as a result of a Lock-Up Agreement discussed in Item 6 below.

Item 5. Interest in Securities of the Issuer.

(a)

Mr. Motto, either directly or through the Trusts, owns 3,442,906 shares of Common Stock, holds options for 71,000 shares of Common Stock, which are exercisable subject to the terms of each option grant, and holds 5% Convertible Subordinated Debentures convertible into 5,172 shares of Common Stock. As Manager of Motto Mgt., the general partner of the Vivo FLP, Mr. Motto indirectly owns 2,368,156 shares of Common Stock.

Page 5 of 7 Pages

Mr. Motto beneficially owns, in the aggregate, 13.2% of Meridian’s shares of Common Stock, Motto Mgt. beneficially owns, in the aggregate, 9.1% of Meridian’s shares of Common Stock, as the general partner of the Vivo FLP, and the Vivo FLP beneficially owns 9.1% of Meridian’s shares of Common Stock. See also pages 2, 3 and 4, nos. 11 and 13.

    (b)        See pages 2, 3 and 4, nos. 7, 8, 9 and 10.

    (c)        In the past 60 days, the following transactions involving the respective reporting parties occurred:

        William J. Motto:

         Mr. Motto or his Trusts sold in public market transactions the following amounts of shares of Common Stock, at the prices provided, on the corresponding dates: (i) July 22, 2005: 28,500 shares at $21.40; (ii) July 26, 2005: 37,500 shares at $24.70; (iii) July 27, 2005: 37,500 shares at $24.70; (iv) July 28, 2005: 75,000 shares at $24.71; (v) August 1, 2005: 7,500 shares at $25.00; (vi) August 2, 2005: 18,750 shares at $25.00; (vii) August 3, 2005: 63,750 shares at $25.00; (viii) August 10, 2005: 7,500 shares at $25.00; (ix) August 17, 2005: 83,212 shares at $25.52; (x) August 19, 2005: 26,250 shares at $25.45; (xi) August 24, 2005: 3,000 shares at $25.50; (xii) August 25, 2005: 8,250 shares at $25.50; and (xiii) August 26, 2005: 5,250 shares at $25.50.

On September 21, 2005, Mr. Motto sold 1,500,000 shares of Common Stock from the Irrevocable Trust, at a price to the public of $17.50 per share, in a public secondary offering pursuant to an Underwriting Agreement dated September 16, 2005, a copy of which is attached as Exhibit No. 1 to a Form 8-K filed by Meridian on September 16, 2005.

        Motto Management, LLC and Motto Vivo Family Limited Partnership:

On September 14, 2005, the Vivo FLP transferred 1,800,000 shares of Common Stock to the Irrevocable Trust without consideration.

    (d)        A number of individuals and entities, including Mr. Motto, have an economic interest in and the right to receive dividends from, or the proceeds from the sale of, shares of Meridian Common Stock as beneficiaries of the Trusts or otherwise.

    (e)        Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        In connection with the Offering, Mr. Motto, individually, entered into a Lock-Up Agreement under which he has agreed, among other things, not to dispose of any shares of Meridian Common Stock and not to make any demand for registration or to exercise any other rights with respect to the registration of shares of Meridian Common Stock for a period of 120 days after the date of the prospectus supplement filed in connection with the Offering, September 16, 2005, without the prior written consent of the underwriter of the Offering, Robert W. Baird & Co. Incorporated.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Lock-Up Agreement of William J. Motto dated September 9, 2005

Exhibit 2	Power of Attorney of William J. Motto dated October 4, 2005.

Page 6 of 7 Pages

SIGNATURES

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2005	/s/ Melissa Lueke as Attorney-in-Fact for William J. Motto —————————————————— William J. Motto

/s/ Melissa Lueke as Attorney-in-Fact for William J. Motto —————————————————— Motto Management, LLC, William J. Motto, Manager

/s/ Melissa Lueke as Attorney-in-Fact for William J. Motto —————————————————— Motto Vivo Family Limited Partnership, William J. Motto, Manager of general partner Motto Management, LLC

Page 7 of 7 Pages